

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

October 1, 2009

VIA U.S. MAIL

Ronald S. Jankov
President and Chief Executive Officer
NetLogic Microsystems, Inc.
1875 Charleston Road
Mountain View, CA 94043

>   **Re: NetLogic Microsystems, Inc.**
>   **Form 10-K for the year ended December 31, 2008**
>   **Filed March 4, 2009**
>   **File No. 000-50838**

Dear Mr. Jankov:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

>   Sincerely,
>
>   Jeff Jaramillo
>   Accounting Branch Chief